

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2012

Via E-mail
Mr. Paul M. Keglevic
Executive Vice President and Chief Financial Officer
Energy Future Holdings Corp.
1601 Bryan Street
Dallas, Texas 75201-3411

> **Re: Energy Future Holdings Corp.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **File No. 1-12833**

Dear Keglevic:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Financial Statements and Supplementary Data, page 107

Notes to Consolidated Financial Statements, page 114

Note 4. Cross-State Pollution Rule Issued by the EPA, page 123

1. Please explain to us the mechanics by which the emissions allowance limitations under the CSAPR resulted in you having excess sulfur dioxide emission allowances versus prior to the rule. We assume that prior to the rule issuance, your emission allowances were deemed not impaired, even though the fair value was significantly below their carrying value, as you believed it was probable that such emission allowances would be utilized in generation activities hence they were aggregated with generation assets in determining impairment for long-lived assets. If our understanding of your disclosure is incorrect,

please clarify. If our understanding is correct, tell us how the cash flows from the allowances and generation assets represent the lowest level of identifiable cash flows under GAAP. Our understanding is that such allowances have a ready market and *could* be viewed as a separate and distinct cash flow independent of generation assets cash flows.

5. Goodwill and Identifiable Intangible Assets, page 124

2. We note that your annual goodwill impairment test date is December 1. In preparing for your December 1, 2011 goodwill impairment test, you considered the decline in natural gas prices in the fourth quarter of 2011; including the fact that the decline continued through the end of 2011. Accordingly, you performed your goodwill impairment test as of December 31, 2011. Please clarify whether you performed your goodwill impairment test on December 1 and again on December 31, or, whether you only performed the test on December 31. If you only performed the impairment test on December 31, please tell us how you are in compliance with ASC 350-20-35-28 which indicates that goodwill shall be tested for impairment on an annual basis <u>and</u> between annual tests in certain circumstances. You also state that "The EPA's issuance of the CSAPR in the third quarter 2011 triggered an impairment test of the carrying value of the Competitive Electric segment's goodwill." We assume this means that you also performed an impairment test sometime in July 2011. If otherwise, please explain. Finally, tell us whether any additional goodwill impairment tests were performed during 2011 and if so, the results of the test(s).

3. Please provide us with your goodwill impairment test as of December 31, 2011. In doing so, please provide the following:

    - Please provide your step one fair value analysis that summarizes the carrying value of the competitive electric segment exceeding its estimated enterprise value by approximately 20%.

    - Provide your detailed competitive electric segment enterprise value calculation. In doing so, provide a narrative discussion describing your methodology for determining the electric segment enterprise value. Please also list out your significant assumptions and judgments and support those assumptions with data and supporting analysis, and/or provide a discussion that substantiates the estimates used. Please be detailed in your response.

    - In connection with the preceding, please show us in detail how you computed the discount rate applied to internally developed cash flows of 9.5%. Specifically tell us how you factored the effective yield to maturity of the existing debt structure of competitive electric in your discount rate.

- To the extent practicable when providing your cash flow projections, please support your significant assumptions with historical figures or trends or a qualitative narrative that substantiates your estimates.

- Please provide the step 2 analysis detailing out the assumed fair value adjustments to identifiable assets and liabilities. Please highlight adjustments that differ from the fair value as determined by the purchase price allocation in 2007 and explain the reason(s), along with quantification, of any adjustment that reduces an asset or increases a liability.

4. If the carrying value of your property, plant and equipment or intangible assets are greater than the fair value of those assets determined in step 2 of your goodwill analysis, tell us whether you considered this event as requiring an analysis of impairment. If so, tell us how you considered the impairment of those assets under ASC 360-10-35. We would consider a decrease in the market value of your property, plant and equipment an event under ASC 360-10-35-21. If an impairment test was performed, please provide us with your cash flow analysis and conclusions.

5. Please tell us whether you used an outside valuation specialist to determine the fair value of your competitive electric segment. If so, please provide their report or a summarization.

6. Please tell us how you evaluate impairment for your trade name indefinite-lived intangible asset. In this regard, please specifically explain how you determine fair market value.

7. Please tell us how you think the February 2012 EPA Final Revisions and Direct Final Rule revising certain aspects of the CSAPR, and, the actions of the D.C. Circuit Court will impact future goodwill impairment tests. If possible, please quantify the effects they will have on your impairment tests. If you cannot quantify the amounts, tell us the anticipated impact, positive or negative, it will have on your impairment tests and the rationale for your belief.

Note 10 Short Term Borrowings and Long-Term Debt, page 134

8. Please confirm that the guarantees on the TCEH Senior Secured Notes are full as well as unconditional guarantees. If other than full, please explain.

9. Please show us the gain computation on the exchange of EFH Corp Debt of $25 million. Please also show us how the exchange qualified as an extinguishment of debt.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

James Allegretto

James Allegretto
Senior Assistant Chief Accountant